

Mail Stop 3233

October 18, 2016

<u>Via E-mail</u>
Michael Cohen, Esq.
Senior Vice President, Corporation Development,
General Counsel and Corporate Secretary
Caesars Acquisition Company
One Caesars Palace Drive
Las Vegas, NV 89109

  Re: Caesars Acquisition Company
     Registration Statement on Form S-3
     Filed October 7, 2016
     File No. 333-214037

Dear Mr. Cohen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact me at (202) 551-3799 with any questions.

        Sincerely,

        /s/ Rahul K. Patel

        Rahul K. Patel
        Staff Attorney
        Office of Real Estate and
        Commodities